UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   Silverman Jeffrey S.
   777 Third Avenue
   New York, NY  10022

2. Issuer Name and Ticker or Trading Symbol

   Financial Performance Corporation
   OTC Bulletin Board: FPCX

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   01/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

     Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |  (Instr.8)  |  (Instr. 3, 4 and 5)             |  Beneficially     |(D)or |  (Instr. 4)               |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|      Amount      | D |    Price  |  End of Month     |ect(I)|                           |
                           |      |    | |                  |   |           | (Instr.3 and 4)   |(Instr|                           |
                           |      |    | |                  |   |           |                   | 4)   |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

(Over) SEC 1474 (7-96)

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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number   |10.|11.Nature of |
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva  |Dir|Indirect     |
  (Instr. 3)          |or Exer |(Date/      | rities Acqui  |Expiration |  Securities        |vative |tive       |ect|Beneficial   |
                      |cise    |Month/      | red(A) or Dis |Date(Month/|  (Instr. 3 and 4)  |Secu   |Securities |(D)|Ownership    |
                      |Price of|Year)|      | posed of(D)   |Day/Year)  |                    |rity   |Benefi     |or |(Instr. 4)   |
                      |Deriva- |(Instr.8)   | (Istr.3,4     |Date |Expir|                    |(Instr.|ficially   |Ind|             |
                      |tive    |     |      | and 5)        |Exer-|ation|  Title    Amount or|5)     |Owned at   |ire|             |
                      |Secu-   |     |    | |           | D |cisa-|Date |           Number   |       |End of     |ct |             |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |           of Shares|       |Month      |(I)|             |
                      |        |     |    | |           |   |     |     |                    |       |(Instr.4)  |(In|             |
                                                                                                                 |str|             |
                                                                                                                 |4) |             |
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Option (right to buy) |$14.50  |1/10/| J  | |1,000,000  |   |Immed|1/10/| Common   |1,000,000| $0 (1)| 1,000,000  | D |            |
                      |        | 00  |    | |           |   |     | 05  |  Stock   |         |       |            |   |            |
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                      |        |     |    | |           |   |     |     |          |         |       |            |   |            |
                      |        |     |    | |           |   |     |     |          |         |       |            |   |            |
====================================================================================================================================

Explanation of Responses:

(1) On January 10, 2000, Mr. Silverman was elected Chairman and Chief Executive Officer of the Company and received the options described herein in lieu of a salary for his services. Pursuant to the terms of the Second Company Option Agreement, dated January 10, 2000, by and between Jeffrey S. Silverman and the Company, the Company granted to Mr. Silverman an option, exercisable at any time until January 10, 2005, to purchase an aggregate of 1,000,000 shares of common stock, par value $.01 per share, at an exercise price per share of $14.50.


                     /s/ Jeffery Silverman                           02/09/00
                     --------------------------------             --------------
                     **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
         See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. P SEC 1474(7-96)